[Andrews Kurth Letterhead]

December 10, 2007

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Constellation Energy Partners LLC

Registration Statement on Form S-1/A (the “Registration Statement”)

Filed November 2, 2007

File No. 333-147085

Dear Mr. Schwall:

In this letter, we have set forth the responses of Constellation Energy Partners LLC (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 20, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Where You Can Find More Information, page 118

Comment 1

We note the sentence in the first paragraph on page 119 that states, “Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus and information previously filed with the SEC.” Forward incorporation by reference is not allowed in a Form S-1 registration statement. Please revise. We note further that you have orally informed staff that you intend to file a post effective amendment to your Form S-1 registration statement that went effective on October 31, 2007 (File No. 333-144388). Please revise such post effective amendment to take into account this comment.

Mr. H. Roger Schwall

December 10, 2007

Response:

The Company acknowledges the Staff’s comment but believes that this section does not need to be revised because the Company became eligible to use Form S-3 on December 1, 2007. The Company is filing Amendment No. 2 to the Registration Statement on Form S-3 to convert its Form S-1 registration statement to a Form S-3 registration statement. Forward incorporation by reference is allowed in a Form S-3 registration statement.

At this time, the Company meets the registrant eligibility requirements for filing registration statements on Form S-3, as the Company has filed in a timely manner all reports required to be filed under the Securities Exchange Act of 1934 for a period of at least twelve calendar months preceding the filing of this Amendment No. 2, and neither the Company nor any of its subsidiaries have, since the end of fiscal year 2006, failed to pay any preferred stock dividend or sinking fund installment, or defaulted on any material indebtedness or on any material long-term lease rental.

Pursuant to Rule 401(c), the Company is entitled to file a pre-effective amendment to a registration statement on a shorter form than that on which the initial registration statement was filed, so long as the Company is eligible to use the shorter form on the filing date of the amendment. As stated above, the Company is eligible to use Form S-3 and is entitled to amend the Registration Statement by filing Amendment No. 2 to convert from Form S-1 to Form S-3.

On November 26, 2007, the Company filed a post-effective amendment to its Form S-1 registration statement (File No. 333-144388). As requested by the Staff, the Company deleted the reference to forward incorporation by reference in the section titled “Where You Can Find More Information” on page 119.

Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 220-4360.

Regards,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	John W. Madison (Securities and Exchange Commission)

Angela Minas (Constellation Energy)

Sean Klein (Constelllation Energy)

Lisa J. Mellencamp (Constellation Energy)

Michael Hiney (Constellation Energy)